June 20, 2007

VIA FAX AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 F Street, N.E.
Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Kari Jin

Re:	Kenexa Corporation
Form 10-K for the fiscal year ended December 31, 2006;
Form 8-Ks filed February 15, 2007 and May 10, 2007
SEC File No. 000-51358

Dear Ms. Jin and Ms. Collins:

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in reference to your letter to Nooruddin S. Karsan, Chief Executive Officer of the Company, dated June 7, 2007 (the “Comment Letter”), with respect to the above filings.   The Company respectfully requests a five day extension, from the original due date of June 21, 2007, to respond to the inquiries contained in your Comment Letter.  Please confirm your acceptance of the Company’s revised submission date by fax (610-971-9181) or email to Frank.brown@kenexa.com or if you wish to discuss this request directly please call me at 610-971-6102.

Very truly yours,

/S/ Don F. Volk

Don F. Volk, Chief Financial Officer